FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Possible merger between Telefonica, S.A. and Telefonica Moviles	3

Telefonica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

With regard to TELEFONICA MOVILES, S.A., in which TELEFONICA S.A. has, directly and indirectly, an interest of 92.46% of its share capital, TELEFONICA S.A would like to inform hereby of its intention to submit a proposal to negotiate a possible merger between both companies to TELEFÓNICA MÓVILES, S.A. Board of Directors.

TELEFONICA, S.A. intends to propose an exchange ratio of four shares of TELEFONICA, S.A. for each five shares of TELEFONICA MOVILES, S.A. Nonetheless, this exchange ratio will be subject to the valuation analysis of both companies, which will be submitted to their respective Boards of Directors on the meetings to be held on March 27th, 2006 (TEM) and on March 29th 2006 (TEF).

Should the transaction proceed in accordance with the proposed terms, the Board of Directors of TELEFONICA S.A will propose to its General Shareholders' Meeting an increase of its share capital of a maximum of 261,320,118 shares, deducting, if applicable, the number of shares owned as treasury stock by TELEFÓNICA S.A at the moment of such capital increase.

As of today, TELEFÓNICA S.A owns approximately 3.9% of its share capital as treasury stock.

Madrid, March 16th, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 16th, 2006	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors